On December 7, 2007, Fidelity Advisor Korea (Advisor Korea), a series of Fidelity Advisor Series VIII, transferred all of its shares to Fidelity Advisor Emerging Asia (Advisor Emerging Asia), a series of Fidelity Advisor Series VIII, solely in exchange for shares of and the assumption by Advisor Emerging Asia of Advisor Korea's liabilities, and such shares of Advisor Emerging Asia were distributed constructively to shareholders of Advisor Korea in complete liquidation and termination of Advisor Korea. The transaction was approved by the Board on March 15, 2007 and by shareholders of Advisor Korea on November 14, 2007.